EXHIBIT 99.1
Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

THE SYMBOL “[****]” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

THIS MASTER SERVICE AGREEMENT is made and entered into this 5th day of July 2011 (the “Master Agreement”).

BETWEEN:	7810962 Canada Inc., a corporation duly incorporated under the laws of Canada and having its principal place of business at 5320 13e Avenue, Montréal, Québec, H1X 2X8;

(hereinafter referred to as “7810962”)

AND	RedHill Biopharma Ltd., a corporation duly incorporated under the laws of Israel and having its principal place of business at 21 Ha’arba’a Street, Tel Aviv 64739, Israel;

(hereinafter referred to as the “Client”)

(7810962 and the Client are at times referred to individually as the “Party” and collectively the “Parties”)

Preamble

Whereas 7810962 is in the business of contractual pharmaceutical formulation and process development as well as clinical trial material manufacturing;

Whereas the Client is in the business of developing innovative product, medications and/or therapies;

Whereas the Parties desire to enter into this Master Agreement to govern their relationship and define the terms and conditions under which 7810962 will perform or cause pre-approved subcontractors to perform services related to the development of pharmaceutical formulation and clinical trial material manufacturing by executing individual projects that will be defined in Service Agreements (as defined below in section 1.2 hereof);

Whereas the Client agrees that 7810962 will engage the services of [****] as a third party subcontractor in order for 7810962 to deliver the deliverables as defined in the Service Agreement to be entered into in relation to development and pharmaceutical formulation services for RHB-105.

Whereas this Master Agreement is an appendix to and forms part of the Master Service Agreement executed between the Client and 7810962 on 28th April 2011.

Now, therefore, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follow:

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

1.	Interpretation

1.1.	The preamble of this Master Agreement forms an integral part of this Master Agreement.

Definitions

1.2.	The words contained in this Master Agreement that are set forth with the initial letter in upper case or the capitalized abbreviations used hereunder shall have the following meaning:

i.	“API” means active pharmaceutical ingredient(s);

ii.
“Client Materials” means all materials (including APIs) provided by the Client to 7810962 for the performance of the Services or which are created by 7810962 in the performance of the Services (including Products); including, in each case, all derivatives, modifications, portions, improvements or components of the same;

iii.	“Confidential Information” has the meaning ascribed thereto in Article 8 of this Master Agreement;

iv.	“CTM” means clinical trial material or drug product or finish product that is manufactured in a cGMP environment that is intended to be utilized in a clinical trial;

v.
“DMF” or “Drug Master File” means documents that contain information about the API(s) such as, but not limited to, the synthesis pathways and manufacturing process, the physical and the chemical properties, and the storage conditions;

vi.	“Effective Date” means the date first mentioned above in this Master Agreement;

vii.
“GMP” or “Good Manufacturing Practices” or “cGMP” or “Current Good Manufacturing Practices” means those laws and regulations applicable in the USA, Canada, Europe and/or Japan relating to the manufacture of medicinal products for human use, including without limitation, current good manufacturing practices as specified in the ICH guidelines;

viii.	“ICH” means the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use;

ix.
“Service Agreement(s)” means any service agreement, numbered sequentially, outlining the specific Services as requested from time to time by the Client and agreed upon in writing by 7810962. Each Service Agreement shall be considered as a specific project (the “Project”). Any and all Service Agreements agreed upon by the Parties shall be subject to this Master Agreement and form an integral part hereof;

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

x.	“Services” means all of the services related to this Master Agreement, as further described in each relevant Service Agreement;

xi.	“PO” or “Purchase Order” means any purchase order issued by the Client and approved by 7810962 pursuant to a specific Service Agreement;

xii.
the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Master Agreement, including its preamble, and not to any particular portion of this Master Agreement or any Service Agreement;

2.	OBJECTIVE
2.1.
The Client desires 7810962 to provide professional services and deliverables and 7810962 agrees to provide Client with the professional services and the deliverables, if any, described in the Service Agreement attached hereto as Exhibit 2, the whole in accordance with the terms and conditions of this Master Agreement, including Exhibit 1 to this Master Agreement.

3.	OBLIGATIONS

3.1.	Each Party agrees and undertakes:

to designate a project manager for each Project and to ensure that its project manager communicates with the other Party’s project manager by telephone, e-mail and/or face to face in order to keep constant open communication and permanent information exchanges; and to act in accordance with the  timelines of each Project as described in the relevant Service Agreement.

3.2.	The Client shall make all reasonable efforts to provide answers, instructions or decisions to 7810962’ questions, concerns or propositions within five (5) business days.

3.3.
7810962 shall provide the Client with written reports summarising the progress of all Services at regular intervals as specified in the relevant Service Agreement (or, if none is specified on a monthly basis) and with a full report detailing all Services provided and all data, information and results obtained within thirty (30) days after the completion of each Project.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

3.4.	7810962, in accordance with each Service Agreement, shall:

a)	execute the Project(s) and provide the deliverables, as detailed in the relevant Service Agreement(s); and

b)
provide utilities, services and inactive ingredients that are considered, in the business of contractual pharmaceutical formulation, process development and clinical trial material manufacturing, of common use and reasonable to the execution of such Project(s). Any deviation from costs specified in a specific Service Agreement will require a prior written approval from the Client.

3.5.
Both Parties agree and understand that any and all Projects are research and development projects and, it is inherent to this type of activity that unexpected results may be obtained.  These results may require additional work and unforeseen expenses, which will be dealt with on a case by case basis upon agreement by both Parties. Any deviation from costs specified in a specific Service Agreement will require a prior written approval from the Client.

4.	PURCHASE ORDER

4.1.	Any and all PO(s), if any, issued pursuant to any specific Service Agreement and accepted in writing by 7810962 are also governed by the provisions of this Master Agreement.

5.	PRICING AND PAYMENT

5.1.
The cost and terms of payment for the Services will be specified in each relevant Service Agreement and will be exclusive of any applicable taxes. Each Service Agreement shall identify in advance (i.e. at the time of signing of relevant Service Agreement), which taxes will be charged to the Client, if any.

5.2.	The costs indicated in a Service Agreement are fixed for the term of such Service Agreement.

5.3.	All payments due by the Client to 7810962 shall be paid within thirty (30) days of the receipt of an invoice.

5.4.	An interest of [****] % per month ([****]% per year) will be charged on late payments of undisputed invoices.

5.5.	Any amounts specified in a Service Agreement are in United States of America dollars, unless otherwise specified in a Service Agreement.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

6.	INTELLECTUAL PROPERTY

6.1.
All Client Materials and all associated intellectual property rights will remain the exclusive property of the Client.  7810962 will use Client Materials only as necessary to perform Services and will not transfer Client Materials to any third party without the prior written consent of Client.  7810962 will provide access to Client Materials only to those of its employees who have a need for such access for purposes of conducting the Services.  Upon completion or termination of the applicable Purchase Order, 7810962 shall return any unused Client Materials to the Client or its designee or destroy such Client Materials, as directed by the Client.

6.2.
Any results, data, information, discoveries, technology, materials or inventions created, generated, made, conceived, developed, or reduced to practice (the “IP”) as a result of performance of the services by 7810962 shall be the property of 7810962, but will be immediately sold and assigned to the Client once the IP comes into existence. 7810962 hereby sells and assigns to the Client all of 7810962’s right, title and interest to the IP and any related patents, copyrights and other intellectual property rights.  The cost of sale and assignment of the IP is included in the amount that the Client agrees to pay 7810962 as described in EXHIBIT 1. Once the IP is assigned by 7810962 to the Client, it then becomes the sole and exclusive property of the Client.  The Client shall have the right to use such IP for any and all purposes, and shall have the full, unrestricted right to assign, license or otherwise transfer any such IP and the deliverables without any further payment to 7810962..  Parties hereby acknowledge and unconditionally agree that the transfer and assignment of the IP and any related patents, copyrights and other intellectual property rights as contemplated by this clause will occur automatically, irrespective of any dispute between the Client and 7810962 (and or any other party) and irrespective of the payment by the Client of the amounts set forth in Exhibit 1..

6.3.
All inventions, discoveries, know-how, trademarks, information, data, writings and other property in any form whatsoever, which is provided to 7810962 by and/or on behalf of the Client, or which is used by 7810962 with respect to the Services, and which was owned or controlled by the Client prior to being provided to 7810962, shall remain the property of the Client (the “Client Property”). 7810962 shall have a non-exclusive and non-transferable license to use any Client Property supplied to it solely to assist 7810962 in the performance of the Services and for no other reason.  7810962 shall acquire no other right, title or interest in the Client Property as a result of its performance of the Services. At the Clients’ request or upon termination or expiration of this Agreement for any reason, 7810962 shall return to the Client any and all Client Property.

6.4.
All inventions, discoveries, know-how, trademarks, information, data, writings and other property, in any form whatsoever, which was (i) provided to the Client by and/or on behalf of 7810962, or (ii) which was used by 7810962 with respect to the Services, and which was owned by 7810962 prior to the performance of the Services, shall remain the property of 7810962 (the “7810962 Property”). The Client shall acquire no right, title or interest in the 7810962 Property as a result of 7810962’ performance of the Services. At 7810962’ request or upon termination or expiration of this Agreement for any reason, the Client shall return to 7810962 any and all 7810962 Property.  7810962 warrants that it either owns the 7810962 Property or has the legal authority to use the 7810962 Property to carry out the Services.  7810962 further warrants that all 7810962 Property used to carry out the Services does not infringe any intellectual or other rights of any third party.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

6.5.
In the event 7810962 incorporates any 7810962 Property into the compounds or other deliverables provided by 7810962 to the Client hereunder, then 7810962 shall grant at no cost to the Client a non-exclusive, world-wide, perpetual license to the 7810962 Property, the said license allowing the Client full, unrestricted right to assign, license or otherwise transfer any such 7810962 Property which is incorporated into any deliverables provided by 7810962, in each case without any further payment to 7810962. The said license shall be granted hereunder.

.
7.	CONFIDENTIALITY

7.1.
In this Article 8, “Confidential Information” means confidential and proprietary information, including inventions, works of authorship, trade secrets, specifications, designs, data, know-how and other proprietary information relating any product that is the subject matter of this Master Agreement or the Services (the “Product”), the specifications, processing of the Product, processes, services and business of the disclosing party which is or has been disclosed by the parties to each other in the course of its activities under this Master Agreement, whether or not marked or otherwise identified as confidential.  For clarity, in the case of the Client, "Confidential Information" also includes such information belonging to and/or relating to any person or entity to whom the Client may supply the Product, and regardless of whether that information is disclosed to 7810962 by such a person, by the Client, or by any third party acting for either of them.

7.2.
Any Confidential Information disclosed by the disclosing party shall be used by the receiving party exclusively for the purposes of fulfilling the receiving party’s obligations under this Master Agreement and for no other purpose.

7.3.
Save as otherwise specifically provided herein (and in particular subject to Section 8.11), each party shall disclose Confidential Information of the other party only to those employees, representatives and agents requiring knowledge thereof in connection with fulfilling the party’s obligations under this Master Agreement.

7.4.
Each party further agrees to inform all such employees, representatives and agents of the terms and provisions of this Master Agreement relating to Confidential Information and their duties hereunder and to obtain their agreement hereto as a condition of receiving Confidential Information.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

7.5.
Each party shall exercise the same standard of care as it would itself exercise in relation to its own confidential information (but in no event less than a reasonable standard of care) to protect and preserve the proprietary and confidential nature of the Confidential Information disclosed to it by the other party.

7.6.	Each party shall promptly, upon request of the other party, return all documents and any copies thereof containing Confidential Information belonging to, or disclosed by, such other party.

7.7.	Any disclosure in breach of this Article 8 by any person informed by one of the parties is considered a breach by the party itself.

7.8.	Confidential Information shall be deemed not to include:

7.8.1.	information which is in the public domain;
7.8.2.	information which is made public through no breach of this Master Agreement;
7.8.3.	information which is independently developed by a party, as evidenced by such party’s records; or
7.8.4.
information that becomes available to a receiving party on a non-confidential basis, whether directly or indirectly, from a source other than another party hereto, which source did not acquire this information on a confidential basis.

7.9.
The parties agree that the obligations of this Article 8 are necessary and reasonable in order to protect the parties’ respective businesses, and each party agrees that monetary damages would be inadequate to compensate a party for any breach by the other party of its covenants and agreements set forth herein.

7.10.
Announcements.  Subject to Section 8.11, no announcement or public statement concerning the existence, subject matter or any term of this Master Agreement shall be made by or on behalf of any party hereto without the prior written approval of the other party.  The terms of any such announcement shall be agreed in good faith by the parties.

7.11.
Required Disclosures.  A party (the “Disclosing Party”) will be entitled to make an announcement or public statement or to disclose Confidential Information that the Disclosing Party is required to make or disclose pursuant to:

7.11.1.	a valid order of a court or governmental authority; or
7.11.2.	any other requirement of law or any securities or stock exchange;

provided that if the Disclosing Party becomes legally required to make such announcement, public statement or disclosure hereunder, the Disclosing Party shall give the other party prompt notice of such fact to enable that other party to seek a protective order or other appropriate remedy concerning any such announcement, public statement or disclosure, including confidential treatment and/or appropriate redactions.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

The Disclosing Party shall fully co-operate with the other party in connection with that other party's efforts to obtain any such order or other remedy.  If any such order or other remedy does not fully preclude announcement, public statement or disclosure, the Disclosing Party shall make such announcement, public statement or disclosure only to the extent that the same is legally required.

8.	REPRESENTATIONS AND WARRANTIES

8.1.	7810962 hereby represents and warrants to the Client that:

a)	it is a duly organized and validly existing corporation under the laws of the jurisdiction in which it is incorporated;

b)
it has the necessary corporate power, authority, skills, and capacity and is properly authorized to enter into this Master Agreement and to perform its obligations hereunder. The execution and delivery of this Master Agreement and the performance of the transactions contemplated hereby have been duly authorized;

c)
it possesses and will maintain all necessary permits or authorizations required by the applicable laws, regulations as well as governmental and administrative authorities with respect to the performance of the Services and its obligations under this Master Agreement;

d)
 It has, and shall have, good, complete and valid rights, title and interest to utilize the technology utilized in connection with the providing of Services in accordance with this Master Agreement.  There are no intellectual property rights owned by others which would be infringed or misused by 7810962’ performance of the Master Agreement and, to its best knowledge, no trade secrets or other proprietary rights of others which would be infringed or misused by 7810962’ performance of this Master Agreement;

e)	it is in good financial standing, capable to perform the Services in accordance with the Master Agreement.

8.2.	The Client hereby represents and warrants to 7810962 that:

a)	it is a duly organized and validly existing corporation under the laws of the jurisdiction in which it is incorporated;

b)
it has necessary corporate power, authority, skills, and capacity and is properly authorized to enter into this Master Agreement and to perform its obligations hereunder. The execution and delivery of this Master Agreement and the performance of the transactions contemplated hereby have been duly authorized;

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

c)	it owns, or was granted a license in, all the Client Materials and that such Client Materials do not infringe upon any third party intellectual property and proprietary rights;

d)	each Project does not infringe upon any third party intellectual property rights and the Client has made proper verifications in this regard;

e)	all Client Materials comply with all applicable laws and regulations; and

f)
it possesses and will maintain all necessary permits or authorizations required by the applicable laws, regulations as well as governmental and administrative authorities with respect to the Client Materials; and

g)	it is in good financial standing, capable to fulfill all of its financial obligations with respect to the Services that will be performed by 7810962 in accordance with the Master Agreement.

9.	INDEMNIFICATION, LIMITATION OF LIABILITY AND WARRANTY

9.1.
Indemnification by 7810962. 7810962 shall indemnify and hold harmless the Client, its affiliates, directors, officers, employees and agents from and against any and all suits, claims, losses, demands, liabilities, damages, costs and expenses (including reasonable attorney’s fees) in connection with any suit, demand or action by any third party (“Losses”) arising out of or resulting from (A) any actual or alleged breach of its representations, warranties or obligations under this Master Agreement; (B) any negligence or willful misconduct by 7810962, except to the extent that any of the foregoing arises out of or results from the negligence, willful misconduct or breach of this Master Agreement by the Client; or (C) any infringement or violation of any patent, trade secret, copyright, trademark or other proprietary rights by 7810962 in processing the Product.

9.2.
Indemnification by the Client.  The Client shall indemnify and hold harmless 7810962, its affiliates, directors, officers employees and agents from and against all Losses arising out of or resulting from (A) any breach of its representations, warranties or obligations under this Master Agreement; (B) any actual or alleged infringement or violation of any patent, trade secret, copyright, trademark or other proprietary rights arising from the processing of the Product by 7810962 to the extent that such process is provided by the Client; or (C) any gross negligence or willful misconduct by the Client, except to the extent that any of the foregoing arises out of or results from the negligence, willful misconduct or breach of by 7810962 of its representations, warranties or obligations under this Master Agreement.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

9.3.
Indemnification Procedures.  All indemnification obligations in this Master Agreement are conditioned upon the party seeking indemnification (the “Indemnified Party”): (A) promptly notifying the indemnifying party (the “Indemnifying Party”) of any claim or liability of which the party seeking indemnification becomes aware (including a copy of any related complaint, summons, notice or other instrument), provided, however, that failure to provide such notice within a reasonable period of time shall not relieve the Indemnifying Party of any of its obligations hereunder except to the extent the Indemnifying Party is materially prejudiced by such failure; (B) cooperating with the Indemnifying Party in the defense of any such claim or liability (at the Indemnifying Party’s expense), and (C) not compromising or settling any claim or liability without prior written consent of the Indemnifying Party.  The liability of an Indemnifying Party under Article 10 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in Article 10 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions.  If an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within thirty (30) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 10 except to the extent the Indemnifying Party is materially prejudiced by such failure.  The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists a material conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, provided that the Indemnifying Party shall not be obligated to pay the reasonable fees and expenses of more than one separate counsel for all Indemnified Parties, taken together.  In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  The Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed), (a) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claim or (b) settle or compromise any Third Party Claim if the settlement imposes equitable remedies or material obligations on the Indemnified Party other than financial obligations for which such Indemnified Party will be indemnified hereunder and which contains no admission of fault or wrongdoing.  No Third Party Claim shall be settled or compromised by the Indemnified Party without the written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) if such settlement or compromise would result in an obligation of the Indemnifying Party to indemnify such Indemnified Party, or would otherwise result in liability of, or have an adverse impact upon, such Indemnifying Party.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

9.4.	Limitation of Liability

Neither party shall be held liable for any indirect, incidental, consequential, special, punitive or exemplary damages.

9.5.	Warranty

Due to the nature of the Project, it is inherent to this type of activity that unexpected results may be obtained; therefore, 7810962 does not warrant any result whatsoever and decline any and all express and implied warranties to the fullest extent permitted by law.

10.	TERM

10.1.	The term of this Master Agreement shall commence on the Effective Date and shall remain in force until terminated by either Party in accordance with this Master Agreement.

11.	TERMINATION

11.1.	Termination by Either Party.

A.           Material Breach.  Either party may terminate this Master Agreement effective upon thirty (30) days prior written notice to the other party, if the other party commits a material breach of this Master Agreement and fails to cure such breach by the end of such thirty (30) day period.

B.           Bankruptcy.  Either party may terminate this Master Agreement effective upon written notice to the other party, if the other party becomes insolvent or admits in writing its inability to pay its debts as they become due, files a petition for bankruptcy, makes an assignment for the benefit of its creditors or has a receiver, trustee or other court officer appointed for its properties or assets.

11.2.	Termination by the Client without Cause.

The Client may terminate this Agreement without cause upon thirty (30) days prior written notice to 7810962.

11.3.	Effect of Termination.

A.           Expiration or termination of this Master Agreement shall be without prejudice to any rights or obligations that accrued to the benefit of either party prior to such expiration or termination.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

B.           In the event of termination other than by expiry, the parties shall co-operate to achieve an orderly winding down of the Services so as to reasonably protect the interests of both parties.

C.           Unless otherwise agreed, for termination initiated by the Client in accordance with article 12.2, the Client shall be required to pay 7810962 for the following unpaid costs: (A) the completed Services, and (B) the Services that cannot be stopped or reimbursed or refunded, and (C) the direct cost that were engaged for the execution of the Services that cannot be reimbursed or refunded.

D.           In the event the Client breaches or terminates this Master Agreement (other than as a result of a breach of this Master Agreement by 7810962) or if 7810962 terminates this Master Agreement under Section 12.1 hereof, the Client will also be required to pay 7810962 for its direct cost of all materials purchased by 7810962 for executing the Services.

E.           7810962 shall provide such assistance as the Client may reasonably request for the purpose of transferring the process of manufacture of the Product to another manufacturer.  The parties will co-operate in good faith to determine a plan for such work.  Except where this Master Agreement is terminated by the Client pursuant to Section 12.1 (breach or bankruptcy of 7810962), 7810962 shall be entitled to charge the Client for such work at its normal charge-out rate provided that such rate is commensurate with industry standards for the same type of work and was pre-approved in writing by the Client.

G.           In the event that either Party terminates this master Agreement, the Client shall specify the location to which delivery, at Client’s expense, of the foregoing is to be made.

12.	NON-SOLICITATION

12.1.
During the term of this Master Agreement and for a period of one (1) year immediately following the termination of this Master Agreement, both Parties agree and covenant not to, directly or indirectly, solicit or induce any of the other Party’s employees, agents or independent contractors to accept employment or work (whether as an employee, contractor or otherwise).

13.	MISCELLANEOUS

13.1.	Governing Law, Dispute Resolution

This Master Agreement shall be governed, construed and interpreted according to the laws in force in the Province of Quebec and the applicable laws of Canada therein, and the courts of the legal district of Montreal, province of Quebec (Canada) shall have exclusive jurisdiction to hear any and all disputes arising hereunder.

13.2.	Force majeure

If the performance of this Master Agreement is interfered with in whole or in part, by circumstances beyond the reasonable control of either Party including, without limitation: fire, explosion, power failure, acts of God, war, revolution, civil commotion, acts of public enemies, law, order, regulation, ordinance or requirement of any government or its representative or legal body having jurisdiction, then the Party affected shall be excused from such performance on a day-by-day basis, to the extent that such Party’s obligations relate to the performance so interfered with; provided that the Party so affected shall use commercially reasonable efforts to expeditiously remove such causes of non-performance.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

13.3.	Relationship of the Parties

The relationship between the Client and 7810962 created pursuant to this Master Agreement is intended to be and shall be solely that of independent contractors. Neither of the Parties, nor their employees, agents or representatives shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party. Neither of the Parties, nor their employees, agents or representative shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner that would assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party. No Person other than the Client or 7810962 may rely on or enforce any provision of this Master Agreement.

13.4.	Modification

All additions or modifications to this Master Agreement must be made in writing and signed by both Parties.

13.5.	Insurance

Each party agrees to maintain at its sole cost and expense adequate comprehensive general liability insurance, including contract liability, product liability, bodily injury and property damage insurance, in the amounts required by applicable law and/or reasonable, prudent business practice, and shall provide each other, upon written request, with a copy of their policies of insurance in that regard, as well as any amendments and revisions thereto.

13.6.	Notices

a)
Any notice or other communication made under this Master Agreement or any Service Agreement (other than routine business communication) shall be in writing and shall be properly delivered personally or registered mail at the address first mentioned in this Master Agreement; or

i)	in the case of 7810962, at the following facsimile number: [****]; and

ii)	in the case of the Client, at the following facsimile number +972 3 7255 723.

b)
Any notice sent hereunder shall be deemed to be received by the recipient in the case of registered mail, within five (5) business days from the date of such mailing and in the cases of personal delivery or facsimile, on the date that such notice is so delivered.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

c)	A Party may change its address by notifying the other Party in writing at any time.

13.7.	Entire Agreement, Waiver, Amendment

This Master Agreement replaces and supersedes any prior agreements between the Parties as to the subject matter of this Master Agreement, whether oral or in writing, and contains the entire understanding between the Parties as to the subject matter of this Master Agreement.  No delay or failure on the part of a Party in exercising any rights under this Master Agreement shall affect any of such Party’s rights.

13.8.	Prevalence

In the event that any terms and conditions contained herein are in conflict with the terms and conditions set forth in a Service Agreement, a Purchase Order or any other document, the prevalence, unless expressly stated otherwise, shall respect the following order of interpretation:

a)	Service Agreement(s);

b)	Appendices to Service Agreement(s);

c)	This Master Agreement;

d)	any PO; and

e)	any other documents signed by both parties after the Effective Date.

13.9.	Severability

Any provision of this Master Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

13.10.	Subcontracting

7810962 may subcontract the Services or a portion thereof to a third party, subject to pre-approval in writing by the Client.

13.11.	Assignment

Either Party may assign this Master Agreement, a portion thereof or any rights or obligations contained herein subject to the prior written consent of the other Party, except that the Client may, without the consent of 7810962, assign this Master Agreement to an affiliate or to a successor to substantially all of the business or assets of the Client or to a successor to all of the assets relating to the Product or to a customer of CUSTOMER to which the product relates.

Master Service Agreement
RedHill Biopharma Ltd. - 7810962 Canada Inc.

13.12.	Successors and permitted assigns

This Master Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors, permitted assigns, and legal representatives.

13.13.	Counterparts

13.13.1.
This Master Agreement may be executed in counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same agreement. This Master Agreement may also be executed between the Parties by exchange of facsimile transmissions or electronic transmissions in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF).

13.14.	Language

The Parties hereto have requested that this Master Agreement as well as any of its Service Agreement be drafted in the English language.  Les Parties ont exigé que ce contrat cadre ainsi que tous ses contrats de services soient rédigés en anglais.

IN WITNESS THEREOF, the Parties have executed this Master Agreement as of the Effective Date, by their authorised representatives, who by signing confirm their authority and intention to bind the Parties they represent.

7810962 Canada, Inc.	RedHill Biopharma Ltd.
By: /s/ Alain Guimond, Ph.D.	By:
Name:Alain Guimond, Ph.D.	Name: Dror Ben-Asher
Title: Senior Director of Research	Title: CEO